UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description July 2022 Operational Update dated 5 August 2022

Press Release

05 August 2022

Argo Blockchain PLC

("Argo" or "the Company")

July 2022 Operational Update

Grant of Options

Operational Update

Argo Blockchain plc, a global leader in cryptocurrency mining (LSE: ARB; NASDAQ: ARBK), is pleased to provide the following operational update for July 2022.

During the month of July, Argo mined 219 Bitcoin or Bitcoin Equivalents (together, BTC) compared to 179 BTC in June 2022. Based on daily foreign exchange rates and cryptocurrency prices during the month, mining revenue in July amounted to £3.89 million [$4.73 million*] (June 2022 £3.38 million [$4.35 million*]). Argo generated this income at a Bitcoin and Bitcoin Equivalent Mining Margin of 37 % for the month of July (June 2022: 50%). As of 31 July 2022, the Company held 1295 Bitcoin, of which 227 were BTC Equivalents.

Financing Update

During the month of July, the Company sold 887 Bitcoin at an average price of approximately $22,670. Proceeds were used to reduce obligations under a BTC-backed loan agreement with Galaxy Digital, as well as to fund operating expenses and growth capital. As of 31 July 2022, the Company had an outstanding balance of $6.72 million under the BTC-backed loan, a significant reduction from the maximum outstanding balance of $50 million in Q2 2022.

Helios Power Update

During the month of July, Argo's electricity costs at its Helios facility in Texas continued to be higher than previously anticipated. Electricity costs have increased around the world, largely due to higher natural gas prices stemming from the war in Ukraine, as well as increased demand for electric-powered air conditioning during an unusually hot and dry summer. The Company currently has a power purchase agreement (PPA) whereby it pays index power prices, and is evaluating options for a long-term, fixed price PPA to sign in the near future. Until then, the Company will continue to closely monitor real-time and projected prices and adjust its operations to avoid instances of high electricity prices.

In the middle of July, ERCOT issued a conservation alert urging all residential, commercial and industrial electricity users to reduce electricity consumption during specific afternoon hours when electricity demand would be at its highest. Argo, along with most large-scale Bitcoin miners in Texas, proactively shut down operations and reduced usage by over 1,000 MW, thereby reducing strain on the grid during peak demand. In extraordinary circumstances like that, Argo believes that electricity should be prioritised for uses that ensure the health and safety of the public and is proud to be able to reduce its operations in order to contribute to grid stability.

Hashrate Update

During the month of July, the Company completed its machine swap of the approximately 10,000 S19s which were hosted with Core Scientific, finalising its strategic pivot to a self-hosted business model. In owning and operating its own infrastructure, the Company expects to generate better performance from its mining machines and have greater control of operations, including operational expenses.

As part of the process of transferring its mining operations out of third party facilities and into its own data centres, Argo conducted a comprehensive review of its entire mining fleet, with a focus on its S17 and T17 miners (collectively, the "17 series machines"). There have been reports of high failures among the 17 series machines within the crypto mining sector and the Company has experienced similar results within its own fleet. After carrying out a review and audit of this portion of its fleet, the Company has determined that approximately 460 PH/s of its 17 series machines are not operational and are not suitable for repair. Despite the operational challenges of the 17 series machines, they have been profitable for the Company, generating a total ROI in excess of 260% in aggregate to date.

After removal of the non-operational 17 series machines and those undergoing maintenance, the Company's total hashrate at the end of July was approximately 2.23EH/s. This figure takes into account the continued installation of the S19J Pros ordered from Bitmain and the conclusion of the Core machine swap. Going forwards, the Company will remove from its calculations of total hashrate non-functional 17 series machines and those 17 series machines undergoing maintenance.

"We would like to thank Core Scientific for acting as an invaluable and reliable business partner in this transition period which represents a crucial step for Argo's future development. The completion of the S19 machines swap marks a further consolidation of our infrastructure, allowing us to retain further control of our operations and adjust them in accordance with our needs at any given time." said Peter Wall, Argo's CEO. "While there have been some challenges in operating the 17 series machines, we are pleased with the ROI we have achieved on this portion of our mining infrastructure."

Grant of Options

On 27 June 2022, the Company granted an aggregate 250,000 options over ordinary shares of the Company to recently hired employees.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin is a financial measure not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin has limitations as an analytical tool. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realised losses on the sale of digital assets, which affect our IFRS gross profit. This measure should not be considered as an alternative to gross margin determined in accordance with IFRS, or other IFRS measures. This measure is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider this measure in isolation from, or as a substitute analysis for, our gross margin as determined in accordance with IFRS.

The following table shows a reconciliation of gross margin to Bitcoin and Bitcoin Equivalent Mining Margin, the most directly comparable IFRS measure, for the months of June 2022 and July 2022.

	Month Ended 30 June 2022		Month Ended 31 July 2022
	£ (000s)	$ (000s)	£(000s)	$(000s)
Gross (loss)/profit2	(14,925)	(18,657)	3,643	4,433
Gross Margin2	(429%)	(429%)	94%	94%
Depreciation of mining equipment1	2,350	2,937	1,201	1,461
Charge in fair value of digital currencies	9,216	11,521	(1,886)	(2,295)
Realised loss on sale of digital currencies	5,087	6,359	(1,500)	(1,826)

Mining Profit2	1,728	2,160	1,458	1,773
Bitcoin and Bitcoin Equivalent Mining Margin2	50%	50%	37%	37%

(1) Due to a change in estimation technique of the machine depreciation and as a result of the Core swap the depreciation has fallen from June 2022 to July 2022.
(2) Due to favourable changes in fair value of Bitcoin and Bitcoin equivalents there was a gain on the change in fair value of digital currencies in July 2022. In June 2022 due to unfavourable changes in fair value of Bitcoin and Bitcoin Equivalents  there was a loss on the change in fair value of digital currencies.

* Dollar values translated from pound sterling into U.S. dollars using the noon buying rate of the Federal Reserve Bank of New York as at the applicable dates

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Registration Statement on Form F-1.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 August, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel